As filed with the U.S. Securities and Exchange Commission on February 9, 2017

 Registration No.  333-144817

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

BP p.l.c.
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (800) 990-1135
 (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801
(302) 658-7581
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing six ordinary shares of BP p.l.c.	n/a	n/a	n/a	n/a
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Second Amended and Restated  Deposit Agreement referenced as Exhibit (a)(1) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (14)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (8) and (12)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (11) and (16)

	(v)	Sale or exercise of rights	Paragraphs (4), (8) and (12)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (8), (12) and (15)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (16)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (19)

(3)	Fees and Charges		Paragraph (8)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that BP p.l.c. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the U.S. Securities and Exchange Commission (the “Commission”), and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (11)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement dated as of December   , 2013 among BP p.l.c., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed.

(a)(2)	Form of Amendment to Deposit Agreement, including the form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Filed herewith as Exhibit (f).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 9, 2017.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares, each representing six ordinary shares of BP p.l.c.

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, BP p.l.c. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on February 9, 2017.

BP P.L.C.

By:	/s/ David Jackson
Name:	David Jackson
Title:	Company Secretary

Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on February 9, 2017, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Carl-Henric Svanberg*	Chairman and Non-Executive Director
Carl-Henric Svanberg

/s/ Bob Dudley*	Executive Director, Chief Executive Officer
Bob Dudley	(Principal Executive Officer)

/s/ Nils Andersen*	Non-Executive Director
Nils Andersen

/s/ Paul Anderson*	Non-Executive Director
Paul Anderson

/s/ Alan Boeckmann*	Non-Executive Director
Alan Boeckmann

/s/ Admiral Frank Bowman*	Non-Executive Director
Admiral Frank Bowman

/s/ Cynthia Carroll*	Non-Executive Director
Cynthia Carroll

/s/ Ian Davis*	Non-Executive Director
Ian Davis

/s/ Professor Dame Ann Dowling*	Non-Executive Director
Professor Dame Ann Dowling

/s/ Dr Brian Gilvary*	Director
Dr Brian Gilvary	Chief Financial Officer and Principal Accounting Officer

/s/ Brendan Nelson*	Non-Executive Director
Brendan Nelson

/s/ Paula Rosput Reynolds*	Non-Executive Director
Paula Rosput Reynolds

/s/ Sir John Sawers*	Non-Executive Director
Sir John Sawers

/s/ Andrew Shilston*	Senior Independent Director
Andrew Shilston

*By:	/s/ Hannah Ashdown
Name: Hannah Ashdown Title: Power of Attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of BP p.l.c., has signed this Post-Effective Amendment to Registration Statement on Form F-6 in Houston, Texas, on February 9, 2017.

Authorized U.S. Representative

By:	/s/ Hans Boas
Name: Hans Boas

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement.

(e)	Rule 466 Certification

(f)	Power of Attorney